UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             DIGITAL RECORDERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253869 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Michael Feinsod
Infinity Capital, LLC                           Elliot Press, Esq.
767 Third Avemue                                c/o Katten Muchin Zavis Rosenman
16th Floor                                      575 Madison Avenue
New York, New York 10017                        New York, New York  10022
(212) 752-2777                                  (212) 940-6348
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253869 101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     42,600 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            42,600 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,600 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.08%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 253869 101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     42,600 shares (comprised of shares held by Infinity Capital
                     Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            42,600 shares (comprised of shares held by Infinity Capital
    WITH             Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,600 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.08%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 253869 101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     42,600 shares (comprised of shares held by Infinity Capital
                     Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            42,600 shares (comprised of shares held by Infinity Capital
    WITH             Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,600 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.08%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 253869 101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     42,600 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            42,600 shares (comprised of shares owned by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,600 shares (comprised of shares owned by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.08%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 amends certain Items of the statement on
Schedule 13D filed on September 23, 2003 (the "Schedule 13D") by (i) Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"), (iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons") relating to the Common Stock, par value $.10 per share (the "Common Stock") of Digital Recorders, Inc. (the "Company"). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby supplemented and amended to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 3,944,475 shares of Common Stock outstanding as of March 30, 2004, as reported in the Company's annual report on Form 10-K for the year ended December 31, 2003.

            As of the close of business on April 8, 2004:

                  (i) Partners owns 42,600 shares of Common Stock which constitute approximately 1.08%of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 42,600 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 1.08%of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 42,600 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 1.08%of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 42,600 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 1.08%of the shares of Common Stock outstanding.

            (b) Partners has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Feinsod, as Managing Member of Capital and Management, the general partner and Investment Manager, respectively, of Partners.

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners during the past sixty days. All such transactions were effected on the open market.

--------------------------------------------------------------------------------
Date                        Number of Shares                     Price Per Share
----                        ----------------                     ---------------
--------------------------------------------------------------------------------
2/26/04                           2,400                               $2.6033
--------------------------------------------------------------------------------
3/2/04                           10,900                               $3.2893
--------------------------------------------------------------------------------
4/5/04                           58,000                               $5.6669
--------------------------------------------------------------------------------
4/6/04                           50,000                               $7.5072
--------------------------------------------------------------------------------
4/6/04                           60,000                               $7.6367
--------------------------------------------------------------------------------

            (d) Not applicable.

            (e) On April 5, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: April 8, 2004


                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY CAPITAL, LLC

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY MANAGEMENT, LLC

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                               /s/ Michael Feinsod
                                  ----------------------------------------------
                                                 Michael Feinsod